Clear Form

10027514

[S]ECURITIES AND EXCHANGE COMMISSION
[W]ashington, D.C. 20549

SEC Mail Processing Section
FEB 26 2010
Washington, DC
122

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45286

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Legend Equities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4600 E. Park Drive, Suite 300
(No. and Street)

Palm Beach Gardens (City) FL (State) 33410 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
James J. Halvosa (561-694-0110)
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

1000 Walnut, Suite 1000 (Address) Kansas City (City) MO (State) 64106 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/9

OATH OR AFFIRMATION

I, Kenneth J. Ward, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Legend Equities Corporation, as of December,31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Jennifer Millette
COMMISSION # DD825298
EXPIRES: SEP. 22, 2012
WWW.AARONNOTARY.com

Notary Public

Signature

Treasurer
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG LLP
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

Report of Independent Registered Public Accounting Firm

The Board of Directors
Legend Equities Corporation:

We have audited the accompanying balance sheet of Legend Equities Corporation (the Company), a wholly owned indirect subsidiary of Waddell & Reed Financial, Inc., as of December 31, 2009, and the related statements of operations, owner's equity, comprehensive loss, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Legend Equities Corporation as of December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules 1 and 2 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

Kansas City, Missouri
February 24, 2010

LEGEND EQUITIES CORPORATION

Balance Sheet

December 31, 2009

Assets

Assets:		
Cash and cash equivalents	$	3,628,879
Accounts receivable		2,375,772
Prepaid expenses and other current assets		279,936
Income tax receivable		125,889
Total current assets		6,410,476
Deferred income taxes		450,117
Deposits		25,883
Total assets	$	6,886,476

Liabilities and Owner's Equity

Liabilities:		
Commissions payable	$	1,952,879
Accounts payable and accrued expenses		215,443
Payable to affiliate		1,055,181
Accrued pension costs		173,437
Deferred income taxes		29,193
Total current liabilities		3,426,133
Other liabilities		10,501
Total liabilities		3,436,634
Contingencies (note 10)		
Owner's equity:		
Common stock, no par. Authorized 1,500 shares; issued and outstanding 100 shares		—
Additional paid-in capital		1,085,260
Retained earnings		2,563,482
Accumulated other comprehensive loss		(198,900)
Total owner's equity		3,449,842
Total liabilities and owner's equity	$	6,886,476

See accompanying notes to financial statements.

LEGEND EQUITIES CORPORATION

Statement of Operations

Year ended December 31, 2009

Revenues:		
Distribution fees	$	26,498,841
Marketing and other fees		1,195,356
Total revenues		27,694,197
Expenses:		
Commission expense		21,227,315
Selling expense		587,564
General and administrative		5,813,628
Total expenses		27,628,507
Operating income		65,690
Investment and other income		55
Income before provision for income taxes		65,745
Provision for income taxes		48,539
Net income	$	17,206

See accompanying notes to financial statements.

LEGEND EQUITIES CORPORATION

Statement of Owner's Equity

Year ended December 31, 2009

	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive loss	Total owner's equity
Balance at December 31, 2008	$ —	1,079,425	2,629,717	(155,821)	3,553,321
Net income	—	—	17,206	—	17,206
Excess tax benefits from share-based payment arrangements	—	5,835	—	—	5,835
Pension benefits	—	—	—	(43,079)	(43,079)
Dividends paid	—	—	(83,441)	—	(83,441)
Balance at December 31, 2009	$ —	1,085,260	2,563,482	(198,900)	3,449,842

See accompanying notes to financial statements.

LEGEND EQUITIES CORPORATION

Statement of Comprehensive Loss

Year ended December 31, 2009

Net income	$	17,206
Other comprehensive loss:		
Pension benefits, net of income taxes of $(33,686)		(43,079)
Comprehensive loss	$	(25,873)

See accompanying notes to financial statements.

LEGEND EQUITIES CORPORATION

Statement of Cash Flows

Year ended December 31, 2009

Cash flows from operating activities:		
Net income	$	17,206
Adjustments to reconcile net income to net cash provided by operating activities:		
Excess tax benefits from share-based payment arrangements		(5,835)
Changes in assets and liabilities:		
Accounts receivable		(250,997)
Prepaid expenses and other current assets		(30,013)
Deferred income taxes		(118,146)
Income tax receivable		110,193
Deposits		27,525
Commissions payable		363,481
Accounts payable and accrued expenses		(57,637)
Payable to affiliate		450,509
Pension liability		(4,489)
Other liabilities		2,032
Net cash provided by operating activities		503,829
Cash flows from financing activities:		
Dividends paid		(83,441)
Excess tax benefits from share-based payment arrangements		5,835
Net cash used in financing activities		(77,606)
Net increase in cash and cash equivalents		426,223
Cash and cash equivalents at beginning of year		3,202,656
Cash and cash equivalents at end of year	$	3,628,879
Supplemental disclosure of cash flow information:		
Cash received during the year for income taxes	$	(8,124)

See accompanying notes to financial statements.

(1) Summary of Significant Accounting Policies

(a) Description of Business

Legend Equities Corporation (the Company) is a wholly owned subsidiary of Legend Group Holdings, LLC (the Parent). The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority, Inc. (FINRA). In addition, the Company is also a licensed insurance agency. The Company is an indirect wholly owned subsidiary of Waddell & Reed Financial, Inc. (WDR), a publicly traded company.

The Company sells mutual funds, variable annuity products, stocks, and insurance products. The Company also enters into securities and insurance transactions in its capacity as agent for customers. The Company's major sources of revenues consist of commissions earned on new sales of mutual fund products and Rule 12b-1 distribution fees on existing eligible assets. Other sources of revenue include fees for marketing, meeting support, networking fees, and insurance commissions. The Company's clients are located throughout the United States.

(b) Basis of Presentation

The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

The Company has evaluated subsequent events through February 24, 2010, the date that these financial statements were issued.

Pursuant to SFAS No. 168, *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement No. 162*, the FASB Accounting Standards Codification (ASC) became the sole source of authoritative U.S. GAAP for interim and annual periods ending after September 15, 2009, except for rules and interpretive releases of the SEC, which are sources of authoritative GAAP for SEC registrants. The Company adopted this standard, now codified as *Generally Accepted Accounting Principles Topic*, ASC 105, during the third quarter of 2009. References to specific accounting standards in the footnotes to our financial statements have been changed to refer to the appropriate section of the ASC.

(c) Use of Estimates

GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses in the financial statements and accompanying notes, and related disclosures of commitments and contingencies. Estimates are used for, but are not limited to, depreciation and amortization, taxes, valuation of assets, pension obligations, and contingencies. Actual results could differ from those estimates.

(d) Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and short-term investments.

(e) ***Disclosures about Fair Value of Financial Instruments***

The fair value of cash and cash equivalents, receivables, and payables approximate carrying value.

(f) ***Revenue Recognition***

Rule 12b-1 distribution fees and related expense (and the related receivables and payables) resulting from securities transactions are recorded in the period the revenue is earned. Marketing, meeting support, and networking fees are also recorded in the period they are earned.

(g) ***Income Taxes***

The Company files consolidated federal income tax returns with WDR. The Company's provision for income taxes has been made on the same basis as if the Company filed a separate federal income tax return using the maximum statutory rate applicable to the consolidated group. The Company is included in the combined state returns filed by WDR and also files separate state income tax returns in other state jurisdictions in which the Company operates that do not allow or require the affiliated group to file on a combined basis.

The recognition or derecognition of income tax expense related to uncertain tax positions is determined under the guidance as prescribed by ASC 740, *Income Taxes Topic*. Deferred tax assets and deferred tax liabilities are recognized for the expected tax consequences of temporary differences between the tax basis of assets or liabilities and their amounts as reported under U.S. generally accepted accounting principles. Deferred tax assets and deferred tax liabilities are measured using enacted tax rates expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and deferred tax liabilities is recognized in earnings in the period that includes the enactment date.

The Company recognizes tax benefits from equity awards in WDR stock granted to its employees. These tax benefits are reflected as an increase to additional paid-in capital with a corresponding reduction to income taxes payable. The excess tax benefits from share-based payments were $5,835 for 2009.

(2) Income Taxes

The provision for income taxes for the year ended December 31, 2009 consists of the following:

Current income tax expense:		
Federal	$	76,264
State and local		27,841
		104,105
Deferred taxes		(55,566)
Provision for income taxes	$	48,539

(Continued)

The difference between the expected income tax expense computed at the U.S. statutory income tax rate and the Company's actual income tax expense is primarily due to state income taxes, nondeductible meals and entertainment expenses, and fines and penalties that are nondeductible for income tax purposes.

The tax effect of temporary differences that give rise to significant portions of deferred tax liabilities and deferred tax assets at December 31, 2009 is as follows:

Deferred tax liabilities:		
Prepaid expenses	$	(75,063)
Total gross deferred tax liabilities		(75,063)
Deferred tax assets:		
Nonvested stock		283,773
Accrued expenses		48,614
Benefit plans		26,999
Additional pension liability		135,893
Federal asset on unrecognized state benefits		423
Other		285
Total gross deferred tax assets		495,987
Net deferred tax assets	$	420,924

A valuation allowance for deferred tax assets was not necessary at December 31, 2009.

(3) Pension Plan

The Company participates in the WDR sponsored noncontributory retirement plan (the Plan) that covers substantially all employees. Benefits payable under the Plan are based on an employee's years of service and compensation during the final 10 years of employment. WDR allocates pension expense to the Company for the Plan and such costs for 2009 were $114,733.

The total projected benefit obligation of the Plan is $110,961,733, of which $991,431 relates to the Company. The total pension benefits liability (representing the projected benefit obligations in excess of pension plan assets) recorded on the balance sheet of WDR at December 31, 2009 was $19,411,232, of which $173,437 relates to the Company.

(4) Employee Savings Plan

The Company participates in WDR's 401(k) plan. This plan provides for a 100% Company match on the first 1% of income. The Company's matching contributions to the WDR 401(k) plan for the year ended December 31, 2009 were $26,004.

(5) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15.0 to 1.0. At December 31, 2009, the Company had net capital of

$1,948,121 which was $1,719,013 in excess of its required net capital of $229,108. The Company's ratio of aggregate indebtedness to net capital was 1.76 to 1.0 at December 31, 2009. The difference between net capital and owner's equity is nonallowable assets, which are excluded from net capital. See schedule 1 for additional information regarding net capital.

(6) Share-Based Compensation

WDR allocates expenses for nonvested shares of WDR stock to the Company that, in turn, are granted to certain key personnel of the Company under its stock incentive plans. Nonvested stock awards are valued on the date of grant, have no purchase price, and vest over four years in 33⅓% increments on the second, third, and fourth anniversaries of the grant date. Under the parent company's stock plans, shares of nonvested stock may be forfeited upon the termination of employment with the Company, dependent upon the circumstances of termination. Except for restrictions placed on the transferability of nonvested stock, holders of nonvested stock have full stockholders' rights during the term of restriction, including voting rights and the rights to receive cash dividends. For the year ended December 31, 2009, the Company recorded share-based compensation expense totaling $587,000 which is included in general and administrative in the statement of operations.

(7) Transactions with Related Parties

Advisory Services Corporation (ASC), an affiliated company, pays expenses, which include home office overhead expenses, salaries, benefits, and federal and state income taxes for all subsidiaries of the Parent, including the Company. The Company then reimburses ASC for expenses paid on the Company's behalf. At December 31, 2009, the Company owed ASC $1,055,181 for expenses incurred. Costs are also incurred by several entities in the WDR affiliated group that benefit the Company. These costs are allocated to the Company and other members and consist of legal, internal audit, finance and accounting, human resource, IT support, and other shared costs. The Company paid an administrative fee allocation to WDR of $259,971 in 2009. The Company received commission and distribution Rule 12b-1 distribution fee revenue from WDR of $2,894,206 in 2009.

(8) Rental Expense and Lease Commitments

The Company leases its home office buildings and certain sales and other office space under long-term operating leases. Rent expense was $638,049 for the year ended December 31, 2009. Future minimum rental commitments under noncancelable operating leases for the years ending December 31 are as follows:

2010	$ 346,556
2011	250,396
2012	186,050
2013	103,336
2014	103,336
2015	60,280
	$ 1,049,954

New leases are expected to be executed as existing leases expire.

(9) Concentrations

The Company has dealer agreements with several hundred broker-dealer firms. During the year ended December 31, 2009, four firms, one of which is an affiliate, were responsible for approximately 28%, 17%, 15%, and 15% of the Company's mutual fund sales.

Of the Company's total revenue, 18% is earned from transactions with Oppenheimer Funds, 13% is earned from transactions with Security Benefit Funds, 11% is earned from transactions with Waddell & Reed Mutual Funds, and 10% is earned from transactions with Franklin Templeton Funds. A decline in the performance of these mutual funds, or the securities markets in general, could have an adverse effect on the Company's revenues.

(10) Contingencies

The Company is involved from time to time in various legal proceedings, regulatory investigations and claims incident to the normal conduct of business, which may include proceedings that are specific to us and others generally applicable to business practices within the industries in which we operate. A substantial legal liability or a significant regulatory action against us could have an adverse effect on our business, financial condition, and on the results of operations in a particular year.

Schedule 1

LEGEND EQUITIES CORPORATION

Computation of Net Capital under Rule 15c3-1

December 31, 2009

Computation of net capital:		
Total owner's equity from balance sheet	$	3,449,842
Deduct – total nonallowable assets		1,501,721
Net capital	$	1,948,121
Computation of aggregate indebtedness:		
Total liabilities from balance sheet	$	3,436,634
Aggregate indebtedness	$	3,436,634
Computation of basic net capital requirement:		
Minimum net capital	$	229,108
Excess net capital		1,719,013
Ratio aggregate indebtedness to net capital		1.76
Nonallowable assets and other deductions:		
Receivables and other current assets	$	1,501,721

Note: A reconciliation of the Company's net capital computation under Rule 15c3-1 is not necessary pursuant to Rule 17a-5(d)(4).

See accompanying independent auditors' report.

Schedule 2

LEGEND EQUITIES CORPORATION

Computation for Determination of Reserve Requirements under Rule 15c3-3
of the Securities and Exchange Commission
Information Relating to the Possession or Control Requirements under Rule 15c3-3
of the Securities and Exchange Commission

December 31, 2009

The Company is not required to file the above schedules, as they are exempt from Rule 15c3-3 under the provisions of Rule 15c3-3(k)(2)(ii), as all broker/dealer transactions are cleared on a fully disclosed basis with a clearing broker or dealer. In addition, the Company promptly transmits all funds and delivers securities received in connection with the Company's activities as a broker or dealer and does not otherwise hold funds or securities for, or owe money or securities to, customers.

See accompanying independent auditors' report.

KPMG LLP
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5

The Board of Directors
Legend Equities Corporation:

In planning and performing our audit of the financial statements and supplemental schedules of Legend Equities Corporation (the Company) as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c-3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparison and recordation of differences required by Rule 17a-13.

2. Complying with requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of the control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be, and should not be, used by anyone other than these specified parties.

KPMG LLP

Kansas City, Missouri
February 24, 2010

KPMG

KPMG LLP
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

The Board of Directors
Legend Equities Corporation:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Transitional Assessment Reconciliation (Form SIPC-7T)) to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Legend Equities Corporation (the Company), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries (check copy), noting no differences;

2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1,2009 to December 31, 2009, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules provided by management which reconciled to the Other Revenue Schedule, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 24, 2010

LEGEND EQUITIES CORPORATION

Financial Statements, Supplemental Schedules,
and Report on Internal Control as Required by SEC Rule 17a-5

December 31, 2009

(With Report of Independent Registered Public Accounting Firm Thereon)